UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



For the month of October, 2004
                 --------------
Commission File Number:  001-13196
                        -----------

                               DESC, S.A. DE C.V.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

 PASEO DE LOS TAMARINDOS 400-B, BOSQUES DE LAS LOMAS, 05120 MEXICO, D.F., MEXICO
 -------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form  20-F   |X|            Form 40-F   __


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following is included in this report on Form 6-K:


          Item
          ----

     1.   English Translation of a Notice regarding a Special Shareholders'
          Meeting

     2. English Translation of a Notice regarding a General Extraordinary Shareholders' Meeting

                                                                          ITEM 1



                                   [DESC LOGO]
                               DESC, S.A. DE C.V.




                                   N O T I C E

Pursuant to articles 183, 187 and 195 of the General Corporations Law, clauses Fourteen, Fifteen and Sixteen of the Corporate By-laws and to the resolution of the Board of Directors of the Company, the Series "B" shareholders of DESC, S.A. DE C.V. are hereby called to the SPECIAL SHAREHOLDERS MEETING, to be held at 12:00 p.m. on October 19, 2004, in the Auditorium located in the Ground Floor of the Arco Torre I building, at the Arcos Bosques Corporativo business center, situated at Paseo de Tamarindos No. 400-B, Col. Bosques de las Lomas, Mexico, D.F. 05120, to consider the items in the following:



                                   A G E N D A


I. PRESENTATION AND APPROVAL, IF APPROPRIATE, OF (1) (A) A PROPOSAL TO VOLUNTARILY DELIST FROM THE NEW YORK STOCK EXCHANGE THE AMERICAN DEPOSITARY SHARES ("ADSS") ISSUED BY DESC, S.A. DE C.V, (B) TERMINATE THE REGISTRATION OF THE ADSS AND THE SERIES "B" SHARES UNDER THE SECURITIES AND EXCHANGE ACT OF 1934, (C) TERMINATE THE AMENDED AND RESTATED DEPOSIT AGREEMENT DATED AS OF JUNE 29, 1994, AS AMENDED, AMONG THE COMPANY, CITIBANK, N.A. AND THE HOLDERS OF AMERICAN DEPOSITARY RECEIPTS EVIDENCING THE ADSS, AND (D) CANCEL THE REGISTRATION OF THE SERIES "B" SHARES IN THE SPECIAL SECTION OF THE MEXICAN SECURITIES MARKET REGISTRY AND (2) THE RESOLUTIONS TO CARRY OUT THE FOREGOING.

II.  DESIGNATION OF DELEGATES TO FORMALIZE THE RESOLUTIONS ADOPTED AT THE
     MEETING.

III. READING AND APPROVAL OF THE MINUTES OF THIS MEETING.


The shareholders are reminded that in order to attend the Meeting, they must deposit in the Secretariat of the Corporation, located at Paseo de los Tamarindos, No. 400-B, 30th. floor, Col. Bosques de las Lomas, Mexico, D.F. 05120, at least one day prior the date set for the Meeting, their stock certificates or a certificate issued by a credit institution or a brokerage house, evidencing deposit of their stock certificates. The admission cards shall be delivered against the delivery of said stock or deposit certificates. The shareholders may attend personally or be represented by an attorney-in-fact, appointed by a simple letter proxy. The letter proxy forms will be available in such Secretariat of the Corporation from October 1st 2004 to the day before the date of the Meeting.

                        Mexico, D.F., October 1st, 2004.

                            /s/ ERNESTO VEGA VELASCO


                              ERNESTO VEGA VELASCO
                       SECRETARY OF THE BOARD OF DIRECTORS

                                                                          ITEM 2



                                   [DESC LOGO]
                               DESC, S.A. DE C.V.


                                   N O T I C E

Pursuant to articles 182, 183, 186 and 187 of the General Corporations Law,
article 15 of the General rules applicable to securities issuers and other securities market participants, clauses Fourteen, Fifteen and Sixteen of the Corporate By-laws and to the resolution of the Board of Directors of the Company, the shareholders of DESC, S.A. DE C.V., are hereby called to a GENERAL EXTRAORDINARY SHAREHOLDERS MEETING, to be held at 1:00 p.m. on October 19, 2004, in the Auditorium located in the Ground Floor of the Arco Torre I building, at the Arcos Bosques Corporativo business center, situated at Paseo de Tamarindos No. 400-B, Col. Bosques de las Lomas, Mexico, D.F. 05120, to consider the items in the following:


                                   A G E N D A

IV. PRESENTATION AND APPROVAL, IF APPROPRIATE, OF (1) (A) A PROPOSAL TO VOLUNTARILY DELIST FROM THE NEW YORK STOCK EXCHANGE THE AMERICAN DEPOSITARY SHARES ("ADSS") ISSUED BY DESC, S.A. DE C.V, (B) TERMINATE THE REGISTRATION OF THE ADSS AND THE SERIES "B" SHARES UNDER THE SECURITIES AND EXCHANGE ACT OF 1934, (C) TERMINATE THE AMENDED AND RESTATED DEPOSIT AGREEMENT DATED AS OF JUNE 29, 1994, AS AMENDED, AMONG THE COMPANY, CITIBANK, N.A. AND THE HOLDERS OF AMERICAN DEPOSITARY RECEIPTS EVIDENCING THE ADSS, AND (D) CANCEL THE REGISTRATION OF THE SERIES "B" SHARES IN THE SPECIAL SECTION OF THE MEXICAN SECURITIES REGISTRY AND (2) THE RESOLUTIONS TO CARRY OUT THE FOREGOING.

V.   DESIGNATION OF DELEGATES TO FORMALIZE THE RESOLUTIONS ADOPTED AT THE
     MEETING.

VI.  READING AND APPROVAL OF THE MINUTES OF THIS MEETING.

The shareholders are reminded that in order to attend the Meeting, they must deposit in the Secretariat of the Corporation, located at Paseo de los Tamarindos, No. 400-B, 30th. floor, Col. Bosques de las Lomas, Mexico, D.F. 05120, at least one day prior the date set for the Meeting, their stock certificates or a certificate issued by a credit institution or a brokerage house, evidencing deposit of their stock certificates. The admission cards shall be delivered against the delivery of said stock or deposit certificates. The shareholders may attend personally or be represented by an attorney-in-fact, appointed by a simple letter proxy. The letter proxy forms will be available in such Secretariat of the Corporation from October 1st, 2004 to the day before the date of the Meeting.

                        Mexico, D.F., October 1st, 2004.

                            /s/ ERNESTO VEGA VELASCO


                              ERNESTO VEGA VELASCO
                       SECRETARY OF THE BOARD OF DIRECTORS

                                   SIGNATURES


           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                       Desc, S.A. de C.V.
                                                  ------------------------------
                                                        (Registrant)



Date:    October 1, 2004                     By  /s/ Arturo D'Acosta Ruiz
                                                 -------------------------------
                                             Name:    Arturo D'Acosta Ruiz
                                             Title:   Chief Financial Officer